

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 31, 2


05007084

SUPPL


SEC MAIL
RECEIVED
PROCESSING
APR - 5 2005
WASH., D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 0 7 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
31 March 2005 (ASX Announcement & Media Release – New Issue Announcement)
31 March 2005 (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

31 March 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Bay Courant, Lafourche Parish, Louisiana (FAR 20%)

Completion operations are continuing at Bay Courant using Moncla Barge Rig 104 to complete the SL 17316 #1 well for oil and gas production from the Bourg Sand Interval between 12,687 and 12,695 feet.

A cement squeeze procedure has been conducted and logged to ensure a satisfactory cement bond. Production tubing has been run in the well and Tetra well testers have been setup to enable the planned perforation and testing to take place over the next two days. The Operator also plans to hydro-test the 3 inch flow line from the production battery site to the Tennessee (El Paso) sales line. Production barge installation and flowline construction is now complete with projected first production in April 2005.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent once payout has been achieved.

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

Production casing has been run in the Welder Ranch Vaquero #1 well to enable the evaluation and testing of several zones of interest between 9,000 and 14,000 feet. Completion attempts will first be made in certain of the deeper geopressured sands evident on well logs, which, if productive, may require fracture stimulation.

Testing may take two or more weeks and the results will be made available at the end of the program. Until the results of production testing are known it is not possible to determine the potential of the Vaquero #1 well.

In a recent press release the operator foreshadowed further drilling within the AMI and plans to stake a location for the drilling of the Vaquero #2, at an optimum location nearby the deep Esenjay Bell #4 well. The Vaquero #1 well and proposed #2 well are on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas.

Under the terms of the agreement FAR is paying 11.25 percent of the drilling and completion cost of the first well (the Vaquero #1) to earn a 9 percent working interest in all wells drilled within the area of mutual interest. FAR will pay 9 percent toward the cost of all future wells drilled within the AMI.

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	7 CENTS
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Exercise of 31 July 2005 Options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 March 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
204,962,683	ORD
113,590,661	Options - expiry 31 July 2005

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	8,000,000	Incentive Options (16 June 2007)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securitiesissued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: (Director/Company secretary) Date: ....30 March 2005

Print name: ....MICHAEL EVANS..........

+ See chapter 19 for defined terms.